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Ohio National Financial Services

One Financial Way

Cincinnati, Ohio 45242

VIA EDGAR CORRESPONDENCE

November 9, 2015

Mr. Sunny Oh

Securities and Exchange Commission

Division of Investment Management

Office of Insurance Products

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re:	Ohio National Variable Account A
ONcore Xtra II Individual Variable Annuity
Post-Effective Amendment No. 16
File Nos. 811-01978 & 333-164073

Dear Mr. Oh:

This letter responds to comments of the staff of the Securities and Exchange Commission (“Commission”) on the above-referenced post-effective amendment (the “Post-Effective Amendment”), which you communicated to me by telephone on October 27, 2015. Registrant filed the Post-Effective Amendment with the Commission on September 11, 2015 pursuant to Rule 485(a) under the Securities Act of 1933 (“1933 Act”). Registrant filed 8 other post-effective amendments with the Commission on September 11, 2015 pursuant to Rule 485(a) under the 1933 Act (collectively, along with the Post-Effective Amendment, the “ONLIC filings”). National Security Variable Account N (File No. 811-10619) also filed 6 post-effective amendments with the Commission on September 11, 2015 pursuant to Rule 485(a) under the 1933 Act (the “NSLAC filings” and collectively with the ONLIC filings, the “filings”). All references to “Registrant” in this letter include Ohio National Variable Account A and National Security Variable Account N.

For convenience, each of Registrant’s responses below is preceded by the applicable Staff comment. Capitalized terms used herein have the meanings given to them in the Post-Effective Amendment. Registrant will give effect to disclosure changes made in response to Staff comments by means of post-effective amendments filed pursuant to Rule 485(b) under the 1933 Act.

Comments

•	The comments are given as to ONcore Xtra II. To the extent any comments apply to the other filings, please make them in those filings.

Mr. Oh

November 6, 2015

Response: To the extent such comments apply to the following post-effective amendment filings by Registrant, Ohio National Variable Account A, and Registrant, National Security Variable Account N, our responses are applicable to each such filing and changes will be made to each applicable filing:

Product filing	40 Act File No.	33 Act File No.
ONcore Premier (sold on or after October 1, 2012), Post-Effective Amendment No. 6	811-01978	333-182250
ONcore Value (sold on or after October 1, 2012), Post-Effective Amendment No. 6	811-01978	333-182248
ONcore Xtra (sold on or after October 1, 2012), Post-Effective Amendment No. 5	811-01978	333-182249
ONcore Wrap, Post-Effective Amendment No. 29	811-01978	333-134982
ONcore Ultra II, Post-Effective Amendment No. 24	811-01978	333-156432
ONcore Lite III, Post-Effective Amendment No. 17	811-01978	333-164075
ONcore Xtra II, Post-Effective Amendment No. 116	811-01978	333-164073
ONcore Premier II, Post-Effective Amendment No. 17	811-01978	333-164070
ONcore Premier WF, Post-Effective Amendment No. 14	811-01978	333-171785
NScore Premier, Post-Effective Amendment No. 19	811-10619	333-125856
NScore Xtra, Post-Effective Amendment No. 26	811-10619	333-76350
NScore Value, Post-Effective Amendment No. 17	811-10619	333-131513
NScore Premier II, Post-Effective Amendment No. 9	811-10619	333-164071
NScore Xtra II, Post-Effective Amendment No. 9	811-10619	333-164074
NScore Lite III, Post-Effective Amendment No. 9	811-10619	333-164068

1. Use of supplement to change rider fees – Please explain the legal basis and provide precedent for use of Appendix A to Registrant’s cover letter as a supplement to change rider fees, particularly the maximum fee. Please revise the disclosure in the supplement to better define “applied for.”

Response: The Registrant respectfully submits that the use of prospectus supplements filed by Rule 497 under the 1933Act to disclose current rider fees (“Rate Sheet Supplements”) is consistent with the requirements of Form N-4, the SEC’s historical position regarding the use of Rule 497, and the SEC staff’s position on the use of supplements filed by Rule 497 to reflect limited changes to variable annuity living benefit rider features. The Registrant also submits that the use of Rate Sheet Supplements may benefit The Ohio National Life Insurance Company (“Ohio National”), Ohio National’s contract owners, National Security Life and Annuity Company (“National Security”) and National Security’s contract owners. The Registrant will not change maximum rider fees via a Rate Sheet Supplement.

1. Form N-4 Requirements

The Registrant respectfully notes that Form N-4 requires only that maximum separate account charges be included in the fee table of a variable annuity contract prospectus. Specifically, Form N-4, Item 3(a), Instruction 5 states:

In the Contractowner Transaction Expenses, [Annual] Contract Fee, and Separate Account Annual Expenses tables, the Registrant must disclose the maximum guaranteed charge, unless a specific instruction directs otherwise. The Registrant may disclose the current charge, in addition to the maximum charge, if the disclosure of the current charge is no more prominent than, and does not obscure or impede understanding of, the disclosure of the maximum charge. In addition, the Registrant may include in a footnote to the table a tabular, narrative, or other presentation

Mr. Oh

November 6, 2015

providing further detail regarding variations in the charge. For example, if deferred sales charges decline over time, the Registrant may include in a footnote a presentation regarding the scheduled reductions in the deferred sales charges. (Emphasis added.)1

The foregoing N-4 instruction makes clear that the Commission does not view current charge information to be essential information required to be included in a variable annuity prospectus as a threshold matter. It follows that the inclusion or subsequent revision of current charge information is not the type of fundamental information that would require the filing of a post-effective amendment.

The Registrant therefore submits that the inclusion of the maximum rider charge in the prospectus fee table satisfies the requirements of Form N-4. Nevertheless, the Registrant notes that the current rider fee rate will always be included in the prospectus (as supplemented) delivered to any contract owner that purchases the rider consistent with applicable prospectus delivery requirements.

2. Historical SEC Views on the Use of Prospectus Supplements

The Registrant respectfully submits that the use of a Rate Sheet Supplement to describe a current variable annuity rider fee is consistent with the Commission’s historical and intended use of prospectus supplements to reflect changes in material but not fundamental information contained in prospectuses.

As the Commission staff is aware, in 1981 the Commission proposed raising “the threshold for requiring the filing of a post-effective amendment [for shelf offerings] to those facts and events that represent fundamental changes to the information in the registration statement.”2 The Commission did so in response to comments opposing a proposed undertaking to file post-effective amendments to reflect material changes to a shelf registration on grounds that (1) updating by post-effective amendment resulted in “unnecessary expense and delay,” (2) a shelf registration would normally be updated annually pursuant to 1933 Act Section 10(a)(3) so that the offering prospectus would not remain unchanged for “an inappropriately long period of time,” and (3) the prospectus “would remain subject to liability under 1933 Act Section 12(2).”3

The Commission stated that its intent in using the term “fundamental” was “to reflect more accurately the current staff practice under which post-effective amendments are filed when major and substantial changes are made to information contained in the registration statement. Material changes that can be accurately and succinctly stated in a short sticker would continue to be

[1]	Instruction 5 to Item 3(a) of Form N-4.
[2]	Delayed or Continuous Offering and Sale of Securities, Securities Act Release No. 6334 at 12 (Aug. 6, 1981) (reproposal of Rule 462A, which later was adopted as Rule 415) (emphasis added). See also Securities Act Release No. 6423 (Sept. 2, 1982) (extending until December 1983 the effective date of Rule 415, which requires registrants to furnish undertakings required by Regulation S-K Item 512(a) relating to circumstances in which the registration statement should be updated by means of a post-effective amendment). The Commission’s statements were made in the context of rulemaking intended to facilitate shelf offerings of securities under the 1933 Act, which are analogous to the continuous offerings registered by variable annuity issuers on Form N-4.
[3]	Id. Section 12(2) is now Section 12(a)(2).

Mr. Oh

November 6, 2015

permitted.”4 By way of example, the Commission noted that in a shelf registration statement for a series of debt offerings, a registrant could use a prospectus sticker to reflect changes in “interest rates, redemption prices, and maturities.”5

These principles clearly support the use of Rule 497 prospectus supplements to disclose rider fee changes. Because the current rider rates will always fall within the ranges described in the prospectus fee table, a change in the rates will not result in a fundamental change in the information contained in the registration statement since it already contains disclosure covering the range of rates that may be offered. As noted above, the maximum rider fee will be included in the prospectus filed in the registration statement.

In addition, the prospectus disclosure of the current rider rates is concise, compartmentalized, and easy to understand. As a result, any change to the current rates will involve only minor disclosure edits to the prospectus that can be accurately and succinctly described in a Rule 497 prospectus supplement. The Registrant understands that in determining whether to effect a change by a Rate Sheet Supplement, the factors it should consider would include any “ripple effect” the change has on other disclosures in the prospectus and whether the change, along with any other changes, would in the aggregate result a fundamental change that would require a post-effective amendment filing.

The use of Rate Sheet Supplements also comports with the flexibility afforded by state insurance law, which allows contract forms to be filed on a “bracketed” basis to accommodate changes that insurers may make in discrete items such as rider rates.

3. Commission Staff Position

The Registrant notes that the use of Rate Sheet Supplements is consistent with current industry practice relating to the use of rate sheet supplements filed by Rule 497 to describe changes to crediting rates, withdrawal rates and fees applicable to variable annuity living benefit riders.

Consistent with the SEC staff’s position on the use of rate sheets, the Registrant notes that:

•	the maximum rider fee will be disclosed in the fee table of the prospectus filed by Rule 485(a);

•	a sample supplement was included with the filings and a revised sample supplement is attached as Appendix A; and

•	the historical rider fees included in any Rate Sheet Supplement will be folded into the registration statement pursuant to a post-effective amendment filing at least annually in connection with the Registrant’s annual update of the information in the registration statement.

[4]	Id. (emphasis added).
[5]	Id. (emphasis added). These principles are currently embodied in the undertaking required by Item 512(a)(1)(ii) of Regulation S-K.

Mr. Oh

November 6, 2015

The Registrant is not aware of any problems encountered by variable annuity issuers or variable annuity contract owners related to the use of such rate sheets in this context.

4. Benefits of Rate Sheet Supplements

The use of Rate Sheet Supplements will allow Ohio National and National Security to avoid the significant delays and costs of filing unnecessary Rule 485(a) amendments to effect disclosure changes that can readily be described in a short Rule 497 prospectus supplement. Such delays and costs include, for example, (i) the time and expense of preparing a Rule 485(a) amendment, (ii) the expense of obtaining independent auditors’ consents, and (iii) the 60-day waiting period required for effectiveness of a Rule 485(a) amendment.

The Registrant submits that the use of Rate Sheet Supplements has the potential to benefit Ohio National, National Security and their contract owners by allowing Ohio National and National Security to set rates with the knowledge that current rider rates can be amended relatively quickly if market conditions change.

2. Facing Sheet – Please incorporate the May 1, 2015 prospectus by reference on the facing sheet.

Response: The requested change has been made.

3. Date of Supplement – Please confirm that the date of the supplement will be on or about the date of effectiveness of the filings.

Response: The date of the supplement will be the effective date of the filings.

4. Supplement – Fee Table – As the maximum fee for the GPP (2012) is being increased, please disclose the maximum rider fee for those who apply for the rider before the applicable date.

Response: The footnote to GPP (2012) has been revised to include disclosure of the maximum charge for those who apply before the applicable date.

5. Supplement – Charges for Optional Benefits – As the maximum fee for the GPP (2012) is being increased, please disclose the maximum rider fee for those who apply for the rider before the applicable date.

Response: The footnote to GPP (2012) has been revised to include disclosure of the maximum charge for those who apply before the applicable date.

6. Supplement – Optional Death Benefit Riders –

6.a. – Please confirm and clarify whether the new charge is intended to apply to the maximum rider charge or just the current rider charge.

Response: The new charge described is intended to only apply the current rider charge. The disclosure has been revised to clarify that the maximum charge will not change via supplement.

6.b. – In the GPP (2012), please clarify what the maximum charge was before the increase.

Mr. Oh

November 6, 2015

Response: The GPP (2012) disclosure has been revised to include disclosure of the maximum charge for those who apply before the applicable date.

6.c. – Please apply the comment in 6.a. to the remaining riders.

Response: The requested changes have been made to all the rider descriptions included. As an example, the disclosure for the Annual Stepped-Up Death Benefit has been revised as follows:

In the future, we may amend the current charge for newly applied for annual stepped-up death benefit riders. We will disclose the new current charge in a supplement to this prospectus. We will not amend the maximum charge in any such supplement. We are under no obligation to notify you when we amend the current charge for newly applied for riders. Please contact us at 1-888-925-6446 or your registered representative to determine whether the charge has been amended and a supplement has been issued. You may also obtain the most recent supplement by searching for the contract on the SEC’s website at http://www.sec.gov/edgar/searchedgar/vinsurancesearch.html. The new charge will apply to you if you request to add the rider within the timeframe specified in the supplement. We will provide 30 days advance notice in the supplement before a change in the current charge will take effect. Current charges for the annual stepped-up death benefit riders reflected in this prospectus or a supplement for any time prior to when you applied for the rider will not apply to your contract. Any prior current charges for the riders will be included in the prospectus.

7. Supplement – Joint GLWB – Please confirm that the reference to the Guaranteed Lifetime Withdrawal Benefit (Joint Life) is correct.

Response: The Registrant has confirmed and made changes where necessary to the references to the appropriate versions of the Guaranteed Lifetime Withdrawal Benefit (Joint Life).

8. Supplement – Change in rider fees via supplement – Wherever the disclosure instructs the contract owner to contact the company or their registered representative about a new supplement, please provide information on how to obtain the most recent supplement on EDGAR.

Response: The disclosure for each rider has been revised to include the following:

You may also obtain the most recent supplement by searching for the contract on the SEC’s website at http://www.sec.gov/edgar/searchedgar/vinsurancesearch.html.

9. Supplement – Change in rider fees via supplement – Please clarify in all rider descriptions that only the current charge will be changed via a supplement. Also, please disclose the timing of the supplement or how much advance notice would be given for a future change.

Response: The disclosure for each rider has been revised to clarify that only the current charge will be changed via supplement. Additionally, the disclosure for each rider has been revised to provide that Registrant will provide 30 days advance notice in the supplement before a change in the current rate will take effect. An example of the revised disclosure is included in the Response to Comment 6.c. above.

10. Part C – Number of contractowners – Please revise the disclosure to provide information by Registrant and indicate qualified and non-qualified contracts, as required by Item 27 of Form N-4.

Mr. Oh

November 6, 2015

Response: The requested changes have been made.

Registrant acknowledges that should the Commission or the Staff, acting pursuant to delegated authority, declare the filings effective or permit them to go effective on their own, the Commission is not foreclosed from taking any action with respect to the filings. Registrant also acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective or allowing them to go effective on their own, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings and that the registrant may not assert such action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (513) 794-6278 should you have any questions.

Sincerely,
/s/ Kimberly A. Plante
Kimberly A. Plante
Second Vice President and Senior Associate Counsel

Mr. Oh

November 6, 2015

Appendix A

ONcore Series of Variable Annuities

The Ohio National Life Insurance Company

Ohio National Variable Account A

Supplement dated XXXXXX XX, 20XX

The following supplements and amends the prospectus dated May 1, 20XX. All other provisions of your prospectus remain unchanged. Please keep this supplement for future reference.

We are issuing this fee supplement to amend the current charge for the XXXX rider. The maximum charge for the rider remains unchanged. This supplement replaces and supercedes any previously issued fee supplements for the XXXX rider and/or the applicable charge information in the prospectus. This supplement must be used in conjunction with a currently effective ONcore variable annuity prospectus.

The following current charge applies for XXXX riders applied for on after XXXXXX XX, 20XX. (“Applied for” means the date the application for the annuity is signed or the electronic order is submitted to us.) It is possible a new fee supplement or a prospectus may be filed in the future which would supercede this supplement. We are under obligation to notify you that this supplement is no longer in effect. Please contact us at 1-888-925-6446 or your registered representative to determine the current charge for the rider. You may also obtain the most recent supplement by searching for the contract on the SEC’s website at http://www.sec.gov/edgar/searchedgar/vinsurancesearch.html.

XXXX rider	X.XX%
(currently 0.XX%)	(maximum charge	)